Prudential Investment Portfolios 9
655 Broad Street
Newark, New Jersey 07102

August 17, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:                             Prudential Investment Portfolios 9:

Registration Statement on Form N-14

File No. 333-226223

Dear Mr. Zapata:

On behalf of Prudential Investment Portfolios 9 (the Registrant), set forth below are our proposed responses to telephonic comments received by Claudia DiGiacomo from you on August 14, 2018. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on July 18, 2018 under Rule 488 under the Securities Act of 1933 (the 1933 Act). For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                      Comment: In the section of the summary entitled “The Proposal”, please add further disclosure with respect to the portfolio repositioning connected with the reorganization. Specifically, the PGIM QMA Defensive Equity Fund (the “Defensive Equity Fund”) may investment in any market cap, while the PGIM QMA Large-Cap Core Equity Fund (the “LCC Fund”) invests primarily in large cap securities. Please explain what the Defensive Equity Fund expects to sell as part of the transition and if specific securities are identified, list them in the pro formas.

Response: The Registrant has revised the disclosure as requested. The Registrant currently is not aware of the specific securities that will need to be sold as a result of the transition prior to the reorganization.

2.                                      Comment: In the section entitled “Reasons for the Reorganization” revise tax disclosure relating to liquidation to clarify that Defensive Equity shareholders may incur substantial capital gains and amend the tax opinion disclosure to state that shareholders will be subject to capital gains when the Defensive Equity portfolio transitions prior to the reorganization.

Response: The Registrant has revised the disclosure as requested.

3.                                      Comment: In the section entitled, “Comparison of Important Features,” revise the table for the Large-Cap Core Fund to include specific limits for ETF investments and revise the language regarding rules that the SEC may impose.

Response: The disclosure has been revised as requested.

4.                                      Comment: In the section entitled “Expenses Resulting from the Reorganization” disclose, to the extent known, the percentage of the Defensive Equity Fund’s securities to be sold prior to the reorganization and the percentage of Fund assets. Confirm if any securities will be sold after the reorganization.

Response: The disclosure was revised as requested. The Funds currently do not know which securities will be sold as a result of the reorganization.

5.                                      Comment: In the Capitalization Table, (a) the pro forma adjustments should include the cost of transitioning the Defensive Equity Fund prior to the Reorganization and include any appropriate footnotes and (b) Class R shares, the Pro Forma Large-Cap Core Fund After the Reorganization should be reflected in the Class A pro forma and Class R should have no shares outstanding.

Response: The disclosure has been revised as requested.

6.                                      Comment: In the Voting Information section, (1) please describe the vote requirement necessary to adjourn, and (2) discuss the material terms of the proxy solicitation agreement.

Response: (1) The Funds do not have a voting requirement to adjourn and the last paragraph of the section discusses the adjournment process and (2) the disclosure includes the material terms.

7.                                      Comment: Please update the SAI on page S-2 to include the appropriate file number.

Response: The disclosure has been revised as requested.

Any questions or comments with respect to the N-14 Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo
Vice President and Corporate Counsel